UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         STATEMENT RE CHANGE IN MAJORITY
                       OF DIRECTORS PURSUANT TO RULE 14f-1
                               UNDER SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         Commission File No. 333-129355

                       INDUSTRIAL ELECTRIC SERVICES, INC.
                    (Exact name of registrant in its charter)

            FLORIDA                                      20-3505071
            -------                                      ----------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

                               Shennan Zhong Road
                                 PO Box 031-072
                             Shenzhen, China 518000
                             ----------------------
           (Address of principal executive office, including Zip Code)

                  Registrant's telephone number - (212)561-3604

         Securities registered under Section 12(g) of the Exchange Act:

                           COMMON STOCK, NO PAR VALUE
                           --------------------------
                              (Title of each class)

          ------------------------------------------------------------

The number of shares outstanding of each of the Company's classes of common stock, as of March 29 2007 is 51,548,776 shares, all of one class, no par value per share. Of this number, 11,886,051 (including 350,000 in previous shell owners, 8,750,000 in convertible, and 1,056,778 and 1,729,273 for COA shareholders who hold less than 5%) shares were held by non-affiliates of the Company.

*Affiliates for the purpose of this item refers to the Company's officers and directors and/or any persons or firms (excluding those brokerage firms and/or clearing houses and/or depository companies holding Company's securities as record holders only for their respective clienteles' beneficial interest) owing 5% or more of the Registrant's common stock, both of record and beneficially.

          ------------------------------------------------------------

             INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1

  We are furnishing this Information Statement to all of the holders of record of our common stock, at no par value per share, at the close of business on
                                 March 29, 2007.

           This notice is required by Section 14(f) of the Securities
 Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 of the Securities and
                          Exchange Commission ("SEC").

          ------------------------------------------------------------

            NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS
             REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

          ------------------------------------------------------------

INTRODUCTION

This Information Statement sets forth the change in the majority of the Company's board of directors effected by that certain Stock Transaction described below, and contains related biographical and other information concerning the Company's executive officers, directors and certain beneficial holders. This Information Statement is being filed with the Securities and Exchange Commission ("SEC") and delivered to stockholders holding all 51,548,776 of the issued and outstanding shares of common stock, no par value per share, of Industrial Electric Services, Inc. ("INEL" or the "Company"), representing all of the shares otherwise entitled to vote at a meeting of stockholders for the election of the Company's directors.

However, because the Company's articles of incorporation and by-laws permit vacancies in its board of directors (the "Board") to be filled by a majority of the remaining directors, the holders of the Company's shares of common stock receiving this Information Statement are not being asked to vote or take any other action with respect to the transactions described by this Information Statement.

All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of the Company filings may be obtained from the SEC's website at http://www.sec.gov. Upon the completion of the Stock Transaction (as defined below), the Company filed a report on Form 8-K with the SEC concerning the Change in Control of the Company and the Departure and Election of Directors at the Company.

CHANGE IN MAJORITY OF DIRECTORS

      On March 15, 2007, as previously reported in the Company's Report on Form 8-K, filed on March 19, 2007, the Company consummated the Merger Transaction, whereby INEL Merger Sub, Inc. ("SUB"), a wholly owned subsidiary of the Company, merged with and into China Organic Agriculture Limited ("COA"), pursuant to the terms and conditions of that certain Agreement and Plan of Merger, dated as of March 15 2007, by and among the Company, SUB, COA, and the shareholders of COA, as more particularly described in the Company's Reports on Form 8-K, dated March 19, 2007. As a result of the Merger Transaction, COA, the surviving corporation, became the Company's wholly owned subsidiary.

      As contemplated by the Merger Transaction, at the Effective Date (as defined below) Xia Wu resigned from the Company's Board of Directors and, prior to her resignation, elected Jian Lin as the new Chairman, and also elected Huizhi Xiao and Shujie Wu (collectively, the "New Directors"). The Chairman and New Directors will take office as directors effective upon the expiration of the statutory ten (10) day waiting period following the filing by the Company with the SEC of this Information Statement pursuant to Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended, relating to the change in control of the Board occasioned by their election to the Board (the "Effective Date"), and the resignation of Xia Wu will become effective.

Security Ownership of Certain Beneficial Owners and Management

      The following table sets forth the ownership of our common stock as of March 28, 2007 (after giving effect to the issuance of 27,448,776 shares of the Registrant's common stock pursuant to the Merger Agreement) by each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, our directors, and our executive officers and directors as a group.

--------------------------------------------------------------------------------
Shareholders                                     # of Shares          Percentage
--------------------------------------------------------------------------------
Xia Wu                                           15,000,000              29.1
--------------------------------------------------------------------------------
Huizhi Xiao                                      10,114,873              19.6
--------------------------------------------------------------------------------
*Luxesource International                         6,175,975              12.0
Limited
--------------------------------------------------------------------------------
First Capital Limited                             2,744,878               5.3
--------------------------------------------------------------------------------
Simple (Hong Kong)                                2,882,121               5.6
Investment &
Management Company
Limited
--------------------------------------------------------------------------------
China US Bridge Capital                           2,744,878               5.3
Limited
--------------------------------------------------------------------------------
All directors and named executive                16,290,848              31.6
officers as a group
--------------------------------------------------------------------------------
*Jian Lin is the Chief Executive Officer and sole director of Luxesource International Limited. Lin will be the new CEO and Chairman of the registrant.

      This table is based upon information derived from our stock records. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, each of the shareholders named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned.

Change in Control Arrangements

      There are currently no arrangements that would result in a change in control of the Registrant.

DIRECTORS AND EXECUTIVE OFFICERS

Management

At the Effective Date, the resignation of Xia Wu, current director of the Company, will become effective, and the election to the Board of Jian Lin, Huizhi Xiao and Shujie Wu will become effective. The following table sets forth information regarding the current executive officers and directors of the Company and the executive officers and directors of the Company.

      The Company's existing management consists of:

Name                               Age         Title
----                               ---         -----
Xia Wu                             32          President, Secretary and Director

Xia Wu -

Xia Wu, currently the sole officer and director of the Company, has the following business experience: Since 2001, Xia Wu has been the Manager of the Shipping Department at Shenzhen City Jin Xing Company. From 1997 to 2001, Ms. Wu was the Manager of Shipping Department in Guangzhou City Bai Yun Qu Zue Yue Fashion Company Limited. Ms. Wu is a graduate from Hua Nan Agriculture University.

      At the Effective Date, the Company's management shall consist of:

Name                            Age            Title
----                            ---            -----
Jian Lin                        38             Chief Executive Officer, Chairman
Xianhua Hu                      40             Chief Financial Officer
Ping Zhao                       39             Secretary
HuiZhi Xiao                     46             Director
Shujie Wu                       38             Director

Jian Lin (Chief Executive Officer/Chairman) -

      Since 2002, Jian Lin has served as Chairman of Guangzhou City Baishen Investment Company. Since 2005, Lin has also served as Chairman of Jiayuanfeng International Investments Company Limited and Luxesource International Investments Limited.

Xianhua Hu (Chief Financial Officer)-

      From 2002-2006 Xianhua Hu has served as an accountant for Guangdong City Chenganxin Accounting Firm. Hu is a registered accountant for ten years.

Ping Zhao (Secretary)-

      Since 2002, Ping Zhao has served as Deputy General Manager of Guangzhou City Baishen Investment Company.

Huizhi Xiao (Director)-

      From 2002-2006, Huizhi Xiao has served as Chairman of ErMaPao Green Rice Ltd. Xiao holds a Bachelors Degree and is a senior agronomist. Xiao has 12 years of experience with food processing and familiar with rice processing.

Shujie Wu (Director)-

      From 2002 -2004, Shujie Wu has served as chairman of Dongguan Shijin Market Investment Company Limited. From 2003 - 2005, Wu served as Guangzhou City Weirong Investment Consulting Company Limited as Chairman. Wu served as Managing Director of Jiayuanfen International Investments Company Limited from 2005-2007.

Board of Directors: Compensation and Meetings

      All directors hold office until the completion of their term of office, which is not longer than one year, or until their successors have been elected. All officers are appointed annually by the board of directors and, subject to any existing employment agreement, serve at the discretion of the board. Currently, directors receive no compensation.

      All directors may be reimbursed by the Company for any expenses incurred in attending directors' meetings provided that the Company has the resources to pay these fees. The Company will consider applying for officers and directors liability insurance at such time when it has the resources to do so.

Committees of the Board of Directors

      Concurrent with having sufficient members and resources, the Company's board of directors will establish an audit committee and a compensation committee. The audit committee will have a designated Audit Committee Financial Expert and be responsible to review the results and scope of the audit and other services provided by the independent auditors and review and evaluate the system of internal controls. The compensation committee will manage the stock option plan and review and recommend compensation arrangements for the officers.

      No final determination has yet been made as to the memberships of these committees or when we will have sufficient members to establish committees.

Executive Compensation.

Compensation Agreements:

The following table sets forth summary information concerning the compensation received for services rendered to us during the fiscal years ended December 31, 2006 and 2005 by our CEO.

                                                                    Annual Compensation
                                                  --------------------------------------------------------------
Name & Principal Position             Year        Salary ($)         Bonus ($)       Restricted Stock Awards (2)
----------------------------------------------------------------------------------------------------------------
Edward Lynch                          2005            0                 0                        0
CEO, President, and Director          2006            0                 0                        0

The compensation discussed herein addresses all compensation awarded to, earned by, or paid to our named executive officer.

Mr. Lynch does not receive any compensation because we are not in a financial position to pay him at the present time. However, as our business grows, we anticipate that our Chief Executive Officer will receive compensation. We have no agreement as to when this will be and what amounts will be paid.

We have no employment agreements with Mr. Lynch.

Board Compensation:

Members of our Board of Directors do not receive compensation for their services as Directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as otherwise disclosed herein or incorporated herein by reference, there have not been any transactions, or proposed transactions, during the last two years, to which the Registrant was or is to be a party, in which any director or executive officer of the Registrant, any nominee for election as a director, any security holder owning beneficially more than five percent of the common stock of the Registrant, or any member of the immediate family of the aforementioned persons had or is to have a direct or indirect material interest. Jian Lin is the Chief Executive Officer and sole director of Luxesource International Limited. Lin will be the new CEO and Chairman of the registrant.

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Section 16(a) of the Exchange Act, as amended, requires the Company's executive officers, directors and persons who beneficially own more than 10% of Industrial Electric Services, Inc.'s common stock to file reports of their beneficial ownership and changes in ownership (Forms 3, 4 and 5, and any amendment thereto) with the SEC. Executive officers, directors, and greater-than-ten percent holders are required to furnish the Company with copies of all Section 16(a) forms they file. Based solely on its review of such forms received by it, except as provided below, the Company believes that all filing requirements applicable to its directors, executive officers and beneficial owners of 10% or more of the common stock have been complied with.

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused the report to be signed on its behalf by the undersigned thereto duly authorized.

                                              INDUSTRIAL ELECTRIC SERVICES, INC.


Dated: March 29, 2007                         By: /s/ Xia Wu
                                                  ------------------------------
                                                  Name: Xia Wu
                                                  Title: President